Exhibit 23.4

Consent of Independent Auditors

The Board of Directors

CamelBak Products, LLC:

We consent to the incorporation by reference in the registration statement (            ) of Compass Diversified Holdings of our report dated August 8, 2011 except as to note 12 which is as of October 27, 2011, with respect to the consolidated balance sheet of CamelBak Products, LLC as of December 31, 2010, and the related consolidated statements of operations and changes in net investment by Parent, and cash flows for the year ended December 31, 2010, which report appears in the Form 8-K of Compass Diversified Holdings dated November 1, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.

San Francisco, California

November 18, 2011